UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Coral Gold Resources Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

218002103

(CUSIP Number)

Robert Ross McEwen c/o U.S. Gold Corporation 3rd Floor, 99 George Street Toronto, Ontario Canada M5A 2N4 (647) 258-0395	Copy to: Hendrik F. Jordaan, Esq. Holme Roberts & Owen LLP 1700 Lincoln Street, Suite 4100 Denver, CO 80203 (303) 861-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. §240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218002103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Robert Ross McEwen
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Canadian citizen

Number of Units Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

1,250,000
8. Shared Voting Power

0
9. Sole Dispositive Power

1,250,000
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

19.7% (1)
14.	Type of Reporting Person (See Instructions)

IN

(1)	Based on 5,110,877 shares represented by Coral Gold Resources Ltd. in the Subscription Agreement (as defined below) to be outstanding as of March 2, 2006.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (“Common Stock”) of Coral Gold Resources Ltd., a corporation organized under the laws of British Columbia, Canada (“Coral Gold”). Coral Gold’s principal executive offices are located at 455 Granville Street, Suite 400, Vancouver, British Columbia, Canada V6C 1T1.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Robert Ross McEwen (“McEwen”).

(b) and (c) McEwen’s business address is c/o U.S. Gold Corporation, 3rd Floor, 99 George Street, Toronto, Ontario, Canada M5A 2N4. McEwen’s principal occupation is Executive Chairman of Coral Gold, Chairman of the Board and Chief Executive Officer of U.S. Gold Corporation and Chairman of the Board and Chief Executive Officer of Lexam Explorations Inc. U.S. Gold Corporation is a gold exploration company based, and with operations in, the United States of America, and Lexam Explorations Inc. is a Toronto, Canada-based oil and gas exploration company with exploration activity in the United States of America.

(d) and (e) McEwen has not during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) McEwen is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration

Dollar amounts are expressed in Canadian Dollars (CAD$).

On March 3, 2006, McEwen purchased 1,250,000 shares of Common Stock through a private placement. The aggregate purchase price of 1,250,000 shares of Common Stock was CAD$3,750,000 (approximately US$3,303,383 based on an exchange rate of .8809, the Bank of Canada noon exchange rate as of March 3, 2006).

All purchases were paid in cash from McEwen’s personal funds. No funds were borrowed by McEwen in order to complete his acquisition of the Common Stock.

Item 4. Purpose of Transaction

(a). The purchases of the Common Stock reported in this Schedule 13D were made for the purpose of making an investment in Coral Gold. Consistent with such purpose, McEwen has had, and expects to continue to have, discussions with management of Coral Gold concerning Coral Gold and his investment in Coral Gold. McEwen may also engage in such discussions with other shareholders of Coral Gold. In keeping with his investment, McEwen may also evaluate his holdings and increase or sell all or a portion of his investment as he deems appropriate.

Pursuant to the Subscription Agreement, dated March 2, 2006, by and between Coral Gold and McEwen (the “Subscription Agreement”), McEwen acquired at closing 1,250,000 shares of Common Stock at CAD$3.00 per share (approximately US$2.64 based on an exchange rate of .8809, the Bank of Canada noon exchange rate as of March 3, 2006). The transaction contemplated by the Subscription Agreement closed on March 3, 2006.

(b). McEwen may from time to time discuss with management of Coral Gold, and evaluate, the possibility of Coral Gold acquiring, or combining with, other companies in select circumstances, including other companies that (like Coral Gold) hold mining interests in the Cortez Trend, Nevada. On Sunday, March 5, 2006, U.S. Gold Corporation announced that it has proposed to acquire all of the outstanding common shares of Coral Gold, along with all of the outstanding common shares of White Knight Resources Ltd., Nevada Pacific Gold Ltd. and Tone Resources Ltd. McEwen is the Chairman and Chief Executive Officer of U.S. Gold Corporation. McEwen intends to support the proposed acquisition of Coral Gold by U.S. Gold Corporation.

(c). Not applicable.

(d). McEwen began serving as a Director and the Executive Chairman of Coral Gold on December 9, 2005. Pursuant to the Subscription Agreement, McEwen shall have the right to nominate one nominee to the board of directors of Coral Gold and Coral Gold shall use all reasonable efforts to elect such nominee, for a period of five years from the closing of McEwen’s purchase of shares under the Subscription Agreement. In the Subscription Agreement, Coral Gold also agreed to use all reasonable efforts to maintain the number of members of Coral Gold’s board of directors at no more than nine, and McEwen agreed to act as Chairman of Coral Gold’s board of directors for so long as he is a member of the board of directors. McEwen further agreed to vote his shares for a period of one year in favor of Coral Gold’s state of management nominees to Coral Gold’s board of directors, subject to certain conditions.

(e). Not applicable.

(f). Not applicable.

(g). Not applicable.

(h). Not applicable.

(i). Not applicable.

(j). Other than as described above, McEwen currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although McEwen reserves the right to develop such plans).

McEwen disclaims membership in any group with respect to the purchase of Common Stock.

The descriptions of the Subscription Agreement contained herein is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibits 1.

Item 5. Interest in Securities of the Issuer

(a) McEwen is the beneficial owner of 1,250,000 shares of Common Stock, which represents approximately 19.7% of the Common Stock, based on 5,110,877 shares represented by Coral Gold Resources Ltd. in the Subscription Agreement to be outstanding as of March 2, 2006.

The descriptions of the Subscription Agreement contained herein is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 1.

(b) McEwen holds the sole power to vote and dispose of the 1,250,000 shares of Common Stock that he beneficially owns, subject to the agreement to vote regarding the state of management nominees, described in Item 4(d) above.

(c) Other than the transactions described herein, McEwen has not effected any transaction in the Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,250,000 shares of Common Stock that are beneficially owned by McEwen.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 4 and 5 above are incorporated herein by reference.

Pursuant to the Subscription Agreement, for a period of one year from the closing of McEwen’s purchase of shares, McEwen has the right of first refusal to participate, up to his percentage ownership interest in the then outstanding Common Stock of the value of each financing undertaken by Coral Gold, on the same terms and conditions as other investors in such financing.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:    Subscription Agreement, dated March 2, 2006, by and between Coral Gold and McEwen

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2006	/s/ Robert Ross McEwen
Robert Ross McEwen

Exhibit 1

Execution Copy

SUBSCRIPTION AGREEMENT

TO:	Robert R. McEwen
c/o 3rd Floor
99 George Street
Toronto, ON M5A 2N4

Dear Sirs:

Re: Sale of Shares

This subscription agreement is to confirm the agreement between the Subscriber (as hereinafter defined) and Coral Gold Resources Ltd. (the “Corporation”), subject to the terms and conditions set forth herein, whereby the Subscriber will subscribe for an aggregate of 1,250,000 Shares (as hereinafter defined) from treasury of the Corporation at the price of $3.00 per Share.

1.	Definitions

(a)	Definitions: In this Agreement, unless the context otherwise requires:

(i)	“Agreement” means this subscription agreement as the same may be amended, supplemented or restated from time to time;

(ii)	“Business Day” means a day on which Canadian chartered banks are open for the transaction of regular business in the City of Toronto, Ontario;

(iii)	“Closing” means the closing of the purchase and sale of the Purchased Shares;

(iv)	“Closing Date” means March 3, 2006 or such other date as the Corporation and the Subscriber may mutually agree upon in writing;

(v)	“Common Shares” means the common shares of the Corporation;

(vi)	“Corporation” means Coral Gold Resources Ltd., a corporation governed by the laws of the Governing Jurisdiction and includes any successor corporation thereto;

(vii)	“Dollar” or “$” means a dollar of lawful money of Canada;

(viii)	“Governing Jurisdiction” means the Province of British Columbia;

(ix)	“Information” means all information that is, or has been, filed by the Corporation under the Securities Laws or with the Stock Exchange, and includes, but is not limited to, all of the documents filed by the Corporation on the System for Electronic Document Analysis and Retrieval (SEDAR);

(x)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

(xi)	“OSC” means the Ontario Securities Commission;

(xii)	“Person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind;

(xiii)	“Private Placement” means the sale by the Corporation of the Purchased Shares by way of private placement;

(xiv)	“Purchased Shares” means the Shares purchased by the Subscriber;

(xv)	“Reporting Jurisdictions” means, collectively, the Provinces of British Columbia, Alberta and Ontario;

(xvi)	“Securities Laws” means the securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and interpretation notes of the applicable securities regulatory authority or applicable securities regulatory authorities of, the applicable jurisdiction or jurisdictions collectively;

(xvii)	“Share Purchase Price” means $3.00 per Purchased Share;

(xviii)	“Shares” means the 1,250,000 Common Shares being sold by the Corporation;

(xix)	“Stock Exchange” means the TSX Venture Exchange;

(xx)	“Subscriber” means Robert R. McEwen or any Person designated by Robert R. McEwen; and

(xxi)	“Subsidiary” or “Subsidiaries” means the subsidiaries of the Corporation.

2.	Conditions of Sale in favour of the Corporation

In connection with the purchase of the Purchased Shares, the Subscriber shall, prior to or following, as applicable, the Closing, complete, sign as indicated and return to the Corporation any applicable documents required by the Stock Exchange.

The obligation of the Corporation to sell the Purchased Shares to the Subscriber is subject to the conditions that:

(a)	the Subscriber executes and returns all documents required by the Securities Laws and the policies of the Stock Exchange, including the forms set out in schedules attached hereto, as applicable, to the Corporation as the sale of the Purchased Shares by the Corporation will not be qualified by a prospectus;

(b)	the representations and warranties made by the Subscriber herein are true and correct when made and are true and correct on the Closing Date with the same force and effect as if they had been made on and as of such date;

(c)	all covenants, agreements and conditions contained in this Agreement to be performed by the Subscriber on or prior to the Closing Date shall have been performed or complied with in all material respects; and

(d)	all necessary regulatory approvals being obtained prior to the Closing Date.

By signing and returning this Agreement to the Corporation, the Subscriber consents to the filing by the Corporation of all documents required by the Securities Laws and the policies of the Stock Exchange.

The Subscriber agrees to comply with all Securities Laws and with the policies of the Stock Exchange concerning the purchase of, the holding of, and the resale restrictions applicable to, the Purchased Shares.

3.	Conditions of Purchase in favour of the Subscriber

The obligation of the Subscriber to purchase the Purchased Shares from the Corporation is subject to the conditions that:

(a)	the Corporation executes and returns all documents required by the Securities Laws and the policies of the Stock Exchange, including the forms set out in schedules attached hereto, as applicable;

(b)	the Subscriber shall have received a certificate, dated the date of delivery and signed by any officer of the Corporation certifying that to the best of the knowledge, information and belief of the officer signing such certificate: (i) the Corporation has complied with all terms and conditions of this Agreement to be complied with by the Corporation at or prior to the Closing Date; (ii) no order, ruling or determination having the effect of suspending the sale or ceasing or suspending trading in the Purchased Shares of the Corporation or any other securities of the Corporation has been issued and is continuing in effect and no proceedings for such purpose have been instituted and are continuing or are pending or, to the best of the knowledge, information and belief of the officer signing such certificate, are contemplated or threatened; (iii) the representations and warranties made by the Corporation herein are true and correct when made and are true and correct on the Closing Date with the same force and effect as if they had been made on and as of such date; (iv) there has been no adverse material change (actual, contemplated or threatened whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation from the date of execution of this Agreement to the Closing Date;

(c)	the Subscriber shall have received at the Closing Date favourable legal opinions from counsel for the Corporation addressed to the Subscriber dated the Closing Date in a form acceptable to the Subscriber and customary for private placements;

(d)	as soon as practicable and in any event no later than the date which is 60 days after the Closing Date, or such later date as may be acceptable to the parties acting reasonably, the Corporation shall put in place a directors’ and officers’ insurance policy acceptable to the Subscriber;

(e)	the Subscriber shall have received at the Closing Date favourable legal opinions from counsel for the Corporation addressed to the Subscriber dated the Closing Date in a form acceptable to the Subscriber, with respect to the incorporation and ownership of the Subsidiaries and confirming that no consent or approvals are required in the applicable jurisdictions of the Subsidiaries in respect of the transactions contemplated by this Agreement;

(f)	the Corporation shall use its reasonable best efforts to appoint one of Lindsay Gorrill or Ian MacPhail as Chief Financial Officer of the Corporation or, in the event that the Corporation is not successful in appointing either individual, the Corporation shall use its reasonable best efforts to appoint a Chief Financial Officer acceptable to the Subscriber, in any case no later than the date which is 60 days after the Closing Date; and

(g)	all necessary corporate and regulatory approvals being obtained prior to the Closing Date.

4.	Closing

Delivery and payment for the Purchased Shares will be completed at the Closing at the offices of Fraser Milner Casgrain LLP, 15th Floor, 1040 West Georgia Street, Vancouver, BC V6E 4H8 at 8:00 a.m. (Vancouver time) on the Closing Date the terms and conditions contained herein have been complied with to the satisfaction of each party or waived by the parties and evidenced as necessary by documentation satisfactory to each of the parties delivered at the Closing.

Certificates representing the Shares registered as follows:

Robert R. McEwen

[address omitted]

will be available for delivery against payment to the Corporation of the amount of the Share Purchase Price for the Purchased Shares in freely transferable Canadian funds.

Such payment is to be made by wire transfer or other immediately available funds payable in favour of the Corporation in accordance with the wire instructions as follows:

Canadian Imperial Bank of Commerce; Institution Number: 010

400 Burrard Street

Vancouver, B.C.

SWIFT Number: CIBCCATT

Transit: 00010

Account: 27-04714

Beneficiary: Coral Gold Resources Ltd.

5.	Exemptions under Applicable Securities Laws

The sale of the Purchased Shares by the Corporation is conditional upon such sale being exempt from the requirements as to the filing of a prospectus and as to the delivery of an offering memorandum or similar document contained in any Securities Laws applicable to the sale of the Purchased Shares or upon the issue of such orders, consents or approvals as may be required to permit such sale without the requirement of the filing of a prospectus or the delivering of an offering memorandum or similar document.

The Subscriber acknowledges and agrees that: (i) it has been independently advised as to or is aware of the restrictions with respect to trading in, and the restricted period or statutory hold period applicable to, the Shares imposed by the Securities Laws to which it is subject and by the policies of the Stock Exchange, that a suitable legend or legends will be placed on the certificates representing the Shares to reflect the applicable restricted period and hold period to which the Shares are subject; and (ii) it has not received or been provided with a prospectus, offering memorandum (within the meaning of the Securities Laws) or similar document.

The Subscriber represents and warrants to the Corporation (which representations and warranties shall survive the Closing) that:

(a)	the Subscriber is resident, or has a head office, in Toronto, Ontario;

(b)	the Subscriber has the legal capacity to authorize, execute and deliver this Agreement and the individual signing this Agreement has been duly authorized to execute and deliver this Agreement;

(c)	the Subscriber is at arm’s-length, within the meaning of the Securities Laws and the policies of the Stock Exchange, to the Corporation;

(d)	the Subscriber is acquiring the Purchased Shares as principal pursuant to and in compliance with an exemption from the prospectus requirements of the Securities Laws of its jurisdiction of residence;

(e)	pursuant to section 2.10 of NI 45-106, the aggregate Share Purchase Price for the Purchased Shares will be paid for by the Subscriber in cash;

(f)	the Subscriber is not an entity that was created, or is being used, solely for the purpose of acquiring the Purchased Shares pursuant to the exemptions from the prospectus and registration requirements provided for in section 2.10 of NI 45-106;

(g)	the Purchased Shares to be issued hereunder are not being purchased with knowledge of any material fact about the Corporation that has not been generally disclosed;

(h)	the Subscriber acknowledges that no agency, governmental authority, securities commission or similar regulatory body, stock exchange or other entity has reviewed, passed on or made any finding or determination as to the merit for investment of the Purchased Shares nor have any such agencies or governmental authorities made any recommendation or endorsement with respect to the Purchased Shares;

(i)	this Agreement has been duly executed and delivered and, when accepted by the Corporation, will constitute a legal, valid and binding obligation enforceable against the Subscriber in accordance with the terms hereof; and

(j)	the execution and delivery of this Agreement, the performance and compliance with the terms hereof, the purchase of the Purchased Shares and the completion of the transactions described herein will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under, where applicable, any term or provision of the Subscriber’s constating documents, by-laws or resolutions, the Securities Laws or any other laws applicable to the Subscriber, any agreement to which the Subscriber is a party, or any judgment, decree, order, statute, rule or regulation.

6.	Representations and Warranties

The Corporation hereby represents and warrants to the Subscriber as follows and acknowledges and confirms that the Subscriber is relying upon such representations and warranties in entering into this Agreement and completing the transactions contemplated herein:

(a)	Incorporation and Organization: The Corporation and each Subsidiary has been continued or incorporated and organized and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation and where required, has been duly qualified as an extra-provincial or foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business and has all requisite corporate power and authority to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof and the Corporation has all requisite corporate power and authority to enter into, execute and deliver this Agreement and to carry out the obligations thereof hereunder.

(b)	Authorized and Issued Capital: The Corporation is authorized to issue an unlimited number of Common Shares, of which the number of Common Shares set forth on Schedule A attached hereto were issued and outstanding as fully paid and non-assessable shares as of the date hereof.

(c)	Listing: The Common Shares are, and at the time of issue of the Purchased Shares will be, listed on the Stock Exchange.

(d)	Certain Securities Law Matters: The Common Shares are listed only on the Stock Exchange, the Corporation is a reporting issuer or the equivalent only in the Reporting Jurisdictions and is not in default of any requirement of the Securities Laws of any of them and the Purchased Shares are not registered under the Securities Exchange Act of 1933 (United States), as amended (“1933 Act”).

(e)	Resale of Securities: As the Purchased Shares will not be registered under the 1933 Act, they may not be offered or sold in the United States or to United States Persons unless registered under the 1933 Act or an exemption from the requirements of the 1933 Act is available.

(f)	Rights to Acquire Securities: No Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Corporation or the Subsidiaries, except as set forth on Schedule A attached hereto.

(g)	No Pre-emptive Rights: The issue of the Purchased Shares will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.

(h)	Purchased Shares: The execution of this Agreement and the issue by the Corporation to the Subscriber of the Purchased Shares will be exempt from the registration and prospectus requirements of Securities Laws.

(i)	Issue of Purchased Shares: All necessary corporate action has been taken to authorize the issue and sale of, and the delivery of certificates representing, the Purchased Shares and, upon payment of the requisite consideration therefor, the Purchased Shares will be validly issued as fully paid and non-assessable shares.

(j)	Consents, Approvals and Conflicts: None of the offering and sale of the Purchased Shares, the execution and delivery of this Agreement, the compliance by the Corporation with the provisions of this Agreement or the consummation of the transactions contemplated herein and therein including, without limitation and the issue of the Purchased Shares to the Subscriber for the consideration and upon the terms and conditions as set forth herein, do or will: (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, or (B) such as may be required under Securities Laws and the policies of the Stock Exchange and will be obtained by the Closing Date; or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any agreement or instrument to which the Corporation or any of its Subsidiaries is a party or by which any of them or any of the properties or assets thereof is bound, or the articles or by-laws or memorandum and articles or any other constating document of the Corporation or any of its Subsidiaries or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation, or any law, statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any of its Subsidiaries which could have a material adverse effect on the condition (financial or otherwise), business, properties or results of operations of the Corporation or any of its Subsidiaries .

(k)	Authority and Authorization: The Corporation has full corporate power and authority to enter into this Agreement and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof and the Corporation has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and to observe and perform the provisions of this Agreement in accordance with the provisions hereof including, without limitation, the issue of the Purchased Shares to the Subscriber for the consideration and upon the terms and conditions set forth herein.

(l)	Validity and Enforceability: This Agreement has been authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation enforceable against the Corporation in accordance with the terms hereof.

(m)	Public Disclosure: Each of the documents which contains any of the Information is, as of the date thereof, in compliance in all material respects with the Securities Laws of the Reporting Jurisdictions and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading. There is no fact known to the Corporation which the Corporation has not disclosed in the Information which materially adversely affects, or so far as the Corporation can reasonably foresee, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of the Corporation (taken as a whole) or the ability of the Corporation to perform its obligations under this Agreement.

(n)	No Cease Trade Order: No order preventing, ceasing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of securities by the Corporation has been issued and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Corporation, are pending, contemplated or threatened.

(o)	Financial Statements: The audited consolidated financial statements of the Corporation for the year ended January 31, 2005, together with the auditors’ report thereon and the notes thereto, and the unaudited interim consolidated financial statements of the Corporation for the period ended October 31, 2005 and the notes thereto, have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such consolidated financial statements).

(p)	No Contemplated Changes: None of the Corporation or any Subsidiary has approved, is contemplating, has entered into any agreement in respect of:

(i)	the purchase of any property or assets or any interest therein or the sale, transfer or other disposition of any property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary whether by asset sale, transfer of shares or otherwise other than in the ordinary course of business; or

(ii)	the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or any Subsidiary or otherwise) of the Corporation or any Subsidiary.

(q)	No Litigation: There are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Corporation after due inquiry, threatened against or which adversely affect the Corporation or any Subsidiary or to which any of the property or assets thereof is subject, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation or any Subsidiary or the ability of any of them to perform the obligations thereof and none of the Corporation or any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any governmental authority, which, either separately or in the aggregate, may result in a material adverse effect on the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation or any Subsidiary or the ability of the Corporation to perform its obligations under this Agreement.

(r)	Non-Arms Length Transactions: Except as disclosed in the Information and as may result from any restatement of the Corporation’s financial statements, neither the Corporation nor any Subsidiary owes any amount to, nor has the Corporation or any Subsidiary any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or security holder of any of them or any Person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation or Subsidiary. Except usual employee or consulting arrangements made in the ordinary and normal course of business and normal commercial terms, neither the Corporation nor any Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or security holder of any of them or any other Person not dealing at arm’s length with the Corporation and the Subsidiaries, and except for the administrative consulting services agreement dated October 1, 1997 between the Corporation and Oniva. Other than as set forth in Schedule B attached hereto, no officer, director or employee of the Corporation or any Subsidiary and no Person which is an affiliate or associate of any of the foregoing Persons, owns, directly or indirectly, any interest (except for shares representing less than 5% of the outstanding shares of any class or series of any publicly traded company) in, or is an officer, director, employee or consultant of, any Person which is, or is engaged in, a business competitive with the business of the Corporation or any Subsidiary.

(s)	Conflicting Agreements: The Corporation is not party to any other contract, understanding or agreement that would be inconsistent with or restrict the rights of the Subscriber under this Agreement in any material respect.

(t)	Expropriation: No part of the property or assets of any of the Corporation has been taken, condemned or expropriated by any governmental entity nor has any notice or proceeding in respect thereof been given or commenced nor is the Corporation or any Subsidiary aware of any intent or proposal to give such notice or commence any such proceedings.

(u)	Compliance with Laws: The Corporation and its Subsidiaries have complied with and are not in violation of any applicable laws, injunctions, orders, arbitral awards, judgments or decrees, except to the extent that non-compliance does not and could not reasonably be expected to have a material adverse effect on the Corporation. Without limiting the generality of the foregoing, to the best of the knowledge of the Corporation, all securities of the Corporation (including all options, rights or other convertible or exchangeable securities) have been issued in compliance with all applicable Securities Laws. Neither the Corporation nor any of its current directors or officers has been charged or has been advised of an active investigation in the past 36 months by any governmental entity in connection with any actual or alleged violation of any law which may directly or indirectly relate to the Corporation or its business and operations (financial or otherwise). To the knowledge of the Corporation and without benefit of specific investigation, neither the Subsidiaries nor any of their respective current or former directors or officers nor the former directors or officers of the Corporation has been charged, or has been advised of an active investigation in the past 36 months by any governmental entity (including any taxing authority in any jurisdiction, including any sales tax authority) in connection with any actual or alleged violation of any law which may directly or indirectly relate to the Corporation or its business and operations (financial or otherwise).

(v)	No Undisclosed Agreements. The Corporation acknowledges that it has not entered into any agreements which have not been disclosed in the Information with respect to any of its properties nor does it have any present intention to enter into any such agreements. The Corporation is not in default of any agreements with respect to any of its properties.

7.	Covenants

The Corporation hereby covenants and agrees with the Subscriber as follows:

(a)	Reporting Issuer: Provided the Corporation has more than 15 shareholders, the Corporation shall maintain its status as a “reporting issuer” in, and not be in default of any requirement of the Securities Laws of, the Reporting Jurisdictions for 24 months following the Closing.

(b)	Corporate Status: Provided the Corporation has more than 15 shareholders, 24 months following the Closing, the Corporation shall remain a corporation validly subsisting under the laws of the Governing Jurisdiction, licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and shall carry on its business in the ordinary course and in compliance in all material respects with all applicable laws, rules and regulations of each such jurisdiction.

(c)	Listing on Stock Exchanges: Provided the Corporation has more than 15 shareholders, the Corporation shall maintain the listing on the Stock Exchange of the class of shares of which the Purchased Shares form a part for 24 months following the Closing.

(d)	Securities Law and Stock Exchange Filings: Forthwith after the Closing, the Corporation shall file such forms and documents as may be required under the Securities Laws and by the Stock Exchange.

(e)	Right of First Refusal: For a period of 12 months following the Closing, if at any time subsequent to the Closing, the Subscriber owns not less than 10% of the issued and outstanding Common Shares, then the Subscriber shall have a right of first refusal to participate up to and including a percentage amount, equal to the Subscriber’s percentage ownership interest in the then outstanding Common Shares (the “Subscriber’s Percentage Ownership Interest”), of the value of each financing undertaken by the Corporation, either by way of private placement or public offering of equity, debt, subscription units or convertible securities, rights offering or project financing (a “Financing”) on the same terms and conditions (including price and timing) as other investors in each such Financing. The Corporation shall advise the Subscriber in writing of the terms and conditions of any Financing and the Subscriber shall have five (5) Business Days to exercise the right of first refusal by delivering written notice to the Corporation stating that the Subscriber accepts the terms and conditions of, and agrees to subscribe for under, the Financing in a percentage amount up to and including the Subscriber’s Percentage Ownership Interest. The Subscriber’s right to participate in a Financing applies to each Financing and is not affected by the Subscriber’s exercise or failure to exercise such right in respect of any particular Financing. The right of first refusal shall remain in full force and effect notwithstanding the Closing.

(f)	Board of Directors: For a period of five (5) years following the Closing, if at any time subsequent to the Closing, the Subscriber owns not less than 10% of the issued and outstanding Common Shares, then the Subscriber shall have the right, from time to time and at any time, to nominate one (1) individual (the “Subscriber Nominee”) to the board of directors of the Corporation and the Corporation shall use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order that the Subscriber Nominee become a member of the board of directors of the Corporation. In addition, the Corporation shall use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Corporation at not more than nine (9). The Subscriber covenants and agrees with the Corporation that, for so long as the Subscriber is a member of the board of directors of the Corporation, the Subscriber shall act as Executive Chairman of the board of directors of the Corporation. The Subscriber covenants and agrees with the Corporation that for a period of one (1) year following the Closing Date, the Subscriber will vote or cause the Purchased Shares to be voted in favour of the slate of management nominees for election to the board of directors of the Corporation, subject to the following:

(i)	there having been no improper conduct on the part of the board of directors or any of its directors during the intervening period; and

(ii)	there being no action having occurred, or pending or threatened, by any third party to effect a change of control of the Corporation or change the majority of the board of directors of the Corporation.

(g)	Expenses of the Subscriber: The Corporation shall pay all reasonable expenses of the Subscriber in connection with the purchase of the Purchased Shares by the Subscriber (including the reasonable fees and disbursements of legal counsel to the Subscriber) with such expenses to be payable by the Corporation whether or not the Closing occurs.

(h)	Use of Proceeds: The Corporation shall use not less than 80% of the gross proceeds of the sale of the Purchased Shares (the “Subscription Proceeds”) on expenditures on its properties and operations located in the State of Nevada.

(i)	Title Opinion: The Corporation shall obtain and deliver to the Subscriber as soon as practicable after the Closing Date a title opinion with respect to the properties of the Corporation located in the State of Nevada (the “Claims”) in a form and content acceptable to the Subscriber in its sole discretion. A penalty payment equal to $500,000 shall be paid by the Corporation to the Subscriber if (i) a title opinion is not delivered to the Subscriber within a reasonable period of time (taking into consideration the number of properties held by the Corporation and allowing time to cure any identified title defects) or is not in a form and content similar accepted industry practices for opinions of this nature and acceptable to the Subscriber, acting reasonably, (ii) a title opinion is delivered to the Subscriber which does not show the Corporation as having good and valid title to at least 75% of the properties representing the Claims, or (iii) a title opinion is delivered to the Subscriber which does not show the Corporation as having good and valid title over all property comprising the Claims which are indicated as having reserves or resources of gold or any inventory of gold mineralization in a document prepared by a “qualified person” as defined in National Policy 43-101 – Standards of Disclosure for Mineral Projects.

(j)	Access to Information: The Corporation, subject to its obligations to comply with the Securities Laws of the Reporting Jurisdictions, shall advise the Subscriber at its request from time to time of matters relating to the properties of the Corporation, relations with local communities and landowners and all governmental liaisons related initiatives, actions, accommodations and to material past or current environmental issues.

(k)	Performance of Acts: The Corporation shall perform and carry out all of the acts and things to be completed by it as provided in this Agreement.

(l)	Conflicting Agreements: The Corporation shall not enter into any contract, understanding or agreement that would be inconsistent with this Agreement in any material respect.

8.	Collection of Personal Information

The Subscriber consents to: (i) the disclosure by the Corporation to the Stock Exchange of all information contained herein relating to the Subscriber, including, without limitation, its name and residential address, the name and residential address of any beneficial holder, the number of

Purchased Shares, the number of securities of the Corporation held before and after completion of the Private Placement and whether such Subscriber is an individual or a member of the Pro Group (as defined in the Corporate Finance Manual of the Stock Exchange) (collectively, the “Personal Information”).

The Subscriber (on its own behalf and, if applicable, on behalf of any person for whose benefit the Subscriber is contracting) acknowledges and consents to the fact the Corporation is collecting the Personal Information for the purpose of completing the purchase by the Subscriber of the Purchased Shares. The Subscriber (on its own behalf and, if applicable, on behalf of any person for whose benefit the Subscriber is contracting) acknowledges and consents to the Corporation retaining the Personal Information for as long as permitted or required by applicable law or business practices. The Subscriber (on its own behalf and, if applicable, on behalf of any person for whose benefit the Subscriber is contracting) further acknowledges and consents to the fact that the Corporation may be required by applicable Securities Laws, Stock Exchange rules and Investment Dealers Association of Canada rules to provide to such regulatory authorities any Personal Information provided by the Subscriber respecting itself (and any beneficial purchaser). The Subscriber represents and warrants that it has the authority to provide the consents and acknowledgements set out in this paragraph on behalf of all beneficial purchasers.

The Corporation hereby notifies the Subscriber that:

(a)	pursuant to NI 45-106, delivery of the information pertaining to the Subscriber to the OSC is required, as set out in Schedule I of Form 45-106F1 – Report of Exempt Distribution (“Form 45-106F1”), comprising the full name, residential address and telephone number of the Subscriber, the number and type of securities of the Corporation purchased by the Subscriber, the total purchase price of such securities, the exemption relied upon in connection with such purchase, and the date of such distribution (collectively, the “Ontario Personal Information”);

(b)	the Ontario Personal Information is being collected indirectly by the OSC under the authority granted to it in securities legislation;

(c)	the Ontario Personal Information is being collected for the purposes of the administration and enforcement of the securities legislation of the Province of Ontario;

(d)	the title, business address and business telephone number of the public official in Ontario, as set out in Form 45-106F1, who can answer questions about the OSC’s indirect collection of Ontario Personal Information is as follows: Ontario Securities Commission, Suite 1903, Box 5520 Queen Street West, Toronto, Ontario M5H 3S8, 416-593-8086, Administrative Assistant to the Director of Corporate Finance;

and the Subscriber hereby authorizes the indirect collection of Ontario Personal Information by the OSC.

9.	General

(a)	Headings: The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement,” “hereof,” “hereunder”, “herein” and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement supplemental thereto and any exhibits attached hereto. Unless something in the subject matter or context is inconsistent therewith, reference herein to articles, sections and paragraphs are to articles, sections, subsections and paragraphs of this Agreement.

(b)	Number and Gender: Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and neuter and vice versa.

(c)	Severability: If one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality or enforceability of the remaining provisions hereof shall not be affected or impaired thereby. Each of the provisions of this Agreement is hereby declared to be separate and distinct.

(d)	Notices: All notices or other communications to be given hereunder shall be delivered by hand or by telecopier, and if delivered by hand, shall be deemed to have been given on the date of delivery or, if sent by telecopier, on the date of transmission if sent before 5:00 p.m. (local time) and such day is a Business Day or, if not, on the first Business Day following the date of transmission.

(e)	Notices to the Corporation shall be addressed to:

Coral Gold Resources Ltd.

400, 455 Granville Street,

Vancouver, BC V6C 1T1

Attention: Connie Lillico

Telecopier: (604) 682-3600

Notices to the Subscriber shall be addressed to:

Robert R. McEwen

c/o 3rd Floor

99 George Street

Toronto, ON M5A 2N4

Telecopier: (647) 258-0408

Either the Corporation or the Subscriber may change its address for service aforesaid by notice in writing to the other party hereto specifying its new address for service hereunder.

(f)	Further Assurances: Each party hereto shall from time to time at the request of the other party hereto do such further acts and execute and deliver such further instruments, deeds and documents as shall be reasonably required in order to fully perform and carry out the provisions of this Agreement. The parties hereto agree to act honestly and in good faith in the performance of their respective obligations hereunder.

(g)	Successors and Assigns: Except as otherwise provided, this Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

(h)	Entire Agreement: The terms of this Agreement express and constitute the entire agreement between the parties hereto with respect to the subject matter hereof and no implied term or liability of any kind is created or shall arise by reason of anything in this Agreement.

(i)	Time of Essence: Time is of the essence of this Agreement.

(j)	Amendments: The provisions of this Agreement may only be amended with the written consent of all of the parties hereto.

(k)	Survival: Notwithstanding any other provision of this Agreement, the representations, warranties, covenants and indemnities of or by the Corporation contained herein or in any certificate, document or instrument delivered pursuant hereto shall survive the completion of the transactions contemplated by this Agreement.

(l)	Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

(m)	Counterparts: This Agreement may be executed in two or more counterparts which when taken together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission thereof.

(n)	Facsimile Copies: The Corporation shall be entitled to rely on a facsimile copy of an executed subscription agreement and acceptance by the Corporation of such facsimile subscription shall be legally effective to create a valid and binding agreement between the Subscriber and the Corporation in accordance with the terms thereof.

If the foregoing is in accordance with your understanding, please sign and return this Agreement together with the other required documents signifying your agreement to purchase the Purchased Shares.

The undersigned hereby accepts the foregoing and agrees to be bound by the terms set forth herein and, without limitation, agrees that you may rely upon the covenants, representations and warranties of the undersigned contained herein.

DATED as of this 2nd day of March, 2006.

Witness:	ROBERT R. McEWEN

/s/ Robert R. McEwen

The above-mentioned subscription is hereby accepted by Coral Gold Resources Ltd.

DATED as of this 2nd day of March, 2006.

CORAL GOLD RESOURCES LTD.

By:	/s/ Louis Wolfin
Authorized Signing Officer

SCHEDULE A

Capital Structure of the Corporation

1.	Common Shares

Authorized:	Unlimited
Issued:	5,110,877

2.	Rights to Acquire Securities

a)	Options:	Directors, officers, employees and consultants of the Corporation collectively hold options to acquire up to 695,400 Common Shares.

b)	Warrants:	Outstanding warrants to acquire up to 858,403 Common Shares at exercise prices ranging from $2.00 per share to $3.90 per share.

SCHEDULE B

Non-Arm’s Length Transactions

Louis Wolfin holds approximately a 13.66% interest in Levon Resources Ltd. and a 21% interest in Cresval Capital Corp.

David Wolfin holds approximately a 6.43%% interest in Gray Rock Resources Ltd.

William Glasier holds approximately a 5.13% interest in Mill Bay Ventures Inc.